U-BX Technology Ltd.

Zhongguan Science and Technology Park

No.1 Linkong Er Road, Shunyi District, Beijing

People’s Republic of China

April 26, 2023

Via Electronic Mail

Division of Corporation Finance

Office of Technology

U.S. Securities Exchange Commission

Re:	U-BX Technology Ltd. (the “Company”)

To whom it may concern:

This letter is in response to the letter dated April 14, 2023 from the staff (the “Staff”) of the U.S. Securities Exchange Commission (“SEC”) addressed to U-BX Technology Ltd. (the “Company”, “we”, and “our”). For ease of reference, we have recited SEC’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (the “Amendment”) is being submitted to accompany this letter.

Amendment No. 11 to Registration Statement on Form F-1

General

1)	We note that the CSRC recently published Trial Measures that impose certain filing requirements for direct and indirect overseas listings and offerings. Please disclose how, if at all, the Trial Measures apply to this transaction, whether you and relevant parties to this transaction have complied with your obligations under the Trial Measures, and the risks to investors of non-compliance.

RESPONSE: We note the Staff’s comment and respectfully advise that we have disclosed on the cover page, page 17, page 38, and page 107 to explain how the Trial Measures apply to this transaction, and that we will comply to our obligations under the Trial Measures, as well as the risks to investors of non-compliance.

2)	You state on your cover page that the Holding Foreign Companies Accountable Act (the “HFCAA”), as amended by the Consolidated Appropriations Act, 2023, has reduced the time period before a trading prohibition may apply if the PCAOB determines that it cannot inspect your auditor to two years. However, elsewhere on your cover page and registration statement, you disclose the consequences if the PCAOB “is unable to inspect our auditors for three consecutive years beginning in 2021.” Please revise your registration statement, including your risk factors, to consistently explain how the HFCAA, as amended, and related regulations will affect your company.

RESPONSE: We note the Staff’s comment and respectfully advise that we have revised the disclosure on cover page, page 13-15 and page 41 of the prospectus to consistently disclose how the HFCAA, as amended, and related regulations will affect the company.

3)	On your cover page and elsewhere in your disclosure you state that “[a]fter the dissolution of the VIE structure, U-BX now controls and receives the economic benefits of UBX Beijing and its subsidiaries’ business operation, if any, through equity ownership.” However, your revisions do not refer to U-BX Suzhou. Please advise or revise your disclosure as appropriate to reflect the recent changes to your corporate structure.

RESPONSE: We note the Staff’s comment and respectfully advise that we have revised the cover page, page 4 and page 19 of the prospectus to include U-BX Suzhou in our disclosure regarding the corporate structure description.

Cover Page

4)	You state that “[a]s a holding company with no material operations of our own, we conduct our operations in China through . . . Suzhou Youjiayoubao Technology Co., Limited, or U-BX Suzhou, and its subsidiaries.” However, your disclosure, including the organizational diagram on page 3 of your prospectus, does not describe the subsidiaries of Suzhou Youjiayoubao Technology Co., Limited (“U-BX Suzhou”), if any. Please advise and clarify your disclosure as appropriate.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have revised the cover page, page 4 and page 19 to clarify that U-BX Suzhou does not have its own subsidiaries, and we meant to refer to U-BX Beijing’s subsidiaries.

Our Customers and Suppliers, page 9

5)	Your revised disclosure states that for the six months ended December 31, 2022 and December 31, 2021, one customer accounted for 20.8% and 11.4% of your revenue, respectively, and that two customers accounted for 61.1% and 16.0% of the total balance of accounts receivable as of December 31, 2022. Please revise to disclose the material terms of your agreements with these customers, including, but not limited to, the terms and termination provisions. Identify the customers and file any agreement as an exhibit, or tell us why it is not required. Refer to Items 4.B.6. and 19 of Form 20-F. Additionally, please reconcile your disclosure that one customer accounted for 63.8% of your total balance of accounts receivable as of December 31, 2022 on page 90 of your prospectus with your disclosure on page 9 stating that one customer accounted for 61.1% of this balance 2023 as of the same date.

RESPONSE: We note the Staff’s comment and respectfully advise that we have described materials terms of our agreement with the three customers on page 9 of the prospectus, and have filed the agreements with the three customers as exhibit 10.19-10.21. Below are the material terms of the agreements with the three clients:

All three major customers mentioned above have entered into agreements with U-BX Beijing’s subsidiary, RDYJ. The three customers are Jinhe Insurance Sale and Services Co., Limited (Hebei), Beijing Saifu Habo Insurance Broker Co., Ltd. and China Ping An Property Insurance Limited (Xining).

Under the contract with Jinhe Insurance Sale and Services Co., Limited (Hebei), RDYJ provides internet platform services to Jinhe Insurance Sale and Services Co., Limited to help promote its products and provide technology support. The contract took effect on March 6, 2022 and was valid through March 5, 2023, and will be automatically extended by one year without either party’s objection. Neither party could terminate the contract without the other party’s prior written approval.

Under the contract with Beijing Saifu Habo Insurance Broker Co., Ltd., RDYJ provides internet platform services to Beijing Saifu Habo Insurance Broker Co., Ltd. to help promote its products. The contract took effect on September 1, 2021 and will remain valid through August 31, 2024. Neither party could terminate the contract without the other party’s prior written approval.

Under the contract with China Ping An Property Insurance Limited (Xining), RDYJ provides internet platform services to Beijing Saifu Habo Insurance Broker Co., Ltd. to help promote its products. The contract took effect on August 10, 2022 and will remain valid through August 9, 2023. Neither party could terminate the contract without the other party’s prior written approval.

For all three contracts, in the case of breach of contractual duty by one party that causes the other party loss, the obliging party is entitled to terminating the contract and due compensation for the loss. In the case of breach of contract, the breaching party shall correct the breach within reasonable time frame after receiving the other party’s written notice; in the case of material breach without proper cure, the obliging party is entitled to terminate the contract unilaterally and demand remedy from the breaching party.

We also revised the disclosure on page 90 to clarify that one customer accounted for 61.1% of this balance 2023 as of December 31, 2022.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or yly@orllp.legal.

U-BX Technology Ltd.

/s/ Mingfei Liu
Name:	Mingfei Liu
Title:	Chief Operating Officer

3